UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO ________________
Commission File Number: 001-13595
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
METTLER-TOLEDO, LLC
ENHANCED RETIREMENT SAVINGS PLAN
1900 POLARIS PARKWAY
COLUMBUS, OHIO 43240-4035
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
METTLER-TOLEDO INTERNATIONAL INC.
IM LANGACHER
P.O. BOX MT-100
CH8606 GREIFENSEE, SWITZERLAND

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014
with Report of Independent Registered Public Accounting Firm

METTLER-TOLEDO, LLC
ENHANCED RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Pension Committee
Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Mettler-Toledo, LLC Enhanced Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the accompanying financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits (modified cash basis) for the years then ended, in conformity with the basis of accounting described in Note 2.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Columbus, Ohio                            /s/ Clark, Schaefer, Hackett & Co.
June 27, 2016

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Statements of Net Assets Available for Benefits (Modified Cash Basis)
As of December 31, 2015 and 2014

	2015	2014
Assets
Investments at fair value	$352,912,153	$354,309,647
Participant loan receivables	5,197,472	4,993,879
Net assets reflecting investments at fair value	358,109,625	359,303,526
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(817,941)	(1,477,916)
Net assets available for benefits	$357,291,684	$357,825,610

See accompanying notes to the financial statements.

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)
For the Years Ended December 31, 2015 and 2014

	2015	2014
Additions

Investment Activity
Dividends and interest	$7,157,774	$6,341,078
Net (depreciation) appreciation in fair value of investments	(7,280,224)	19,370,455
	(122,450)	25,711,533
Participant Loan Receivable Activity
Interest	158,244	152,467
Contributions
Employer	9,660,750	8,281,304
Participants' deferrals	15,018,886	13,710,254
Participants' rollovers	1,704,826	1,951,764
	26,384,462	23,943,322

	26,420,256	49,807,322
Deductions
Benefits paid to participants or beneficiaries	26,890,407	27,893,613
Administrative expenses	63,775	47,407
	26,954,182	27,941,020

Net (decrease) increase in net assets	(533,926)	21,866,302
Net assets available for benefits, beginning of year	357,825,610	335,959,308
Net assets available for benefits, end of year	$357,291,684	$357,825,610

See accompanying notes to the financial statements.

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

1. Description of Plan

The following description of the Mettler-Toledo, LLC Enhanced Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a qualified defined contribution plan covering eligible employees of adopting units (wholly-owned subsidiaries) and a safe harbor 401(k)/401(m) plan under IRC 401(k)(12) and 401(m)(11). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to participate in the Plan on the first day of the calendar month following the date the employee meets the eligibility requirements, as defined.

Mettler-Toledo, LLC (a wholly-owned subsidiary of Mettler-Toledo International Inc.) is both the Plan Sponsor and Administrator and is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. Vanguard Fiduciary Trust Company (VFTC) is the trustee and maintains the Plan assets.

Effective December 31, 2012, the Plan was amended to allow an eligible participant to participate in the Plan on the first day of a payroll period following the date the employee meets eligibility requirements and also to allow a participant to contribute up to 60% of pretax compensation, as defined by the Plan. Prior to the amendment, employees were allowed to contribute up to 50% of pretax compensation, as defined by the Plan.

Contributions

Each year, participants may contribute up to 60% of pretax annual compensation, as defined by the Plan. Participants who reach age 50 may elect to make catch-up contributions. Participants may also contribute rollover contributions representing distributions from other qualified plans. Forfeitures may be used by the Plan Sponsor to reduce future contributions and/or to pay reasonable Plan expenses.

The Plan Sponsor contributes:

Safe Harbor Matching Contributions - 100% of the first 3% of each participant's deferred compensation and 50% of the next 3% of each participant's deferred compensation. All participants who make pre-tax contributions are eligible for the matching contributions. There is no match for the participants' catch-up contributions.

Discretionary Contributions - Employees become eligible on the first day of the month following the one-year anniversary of employment. Participants must be employed on the last day of the Plan year to receive this discretionary contribution, with the exceptions of death, retirement, disability, or authorized leave.

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

Special Contributions - The amount was determined by a participant's eligible pay as of December 31, 2001, the number of years of service until the participant's normal retirement, as defined by the Plan, the number of years the participant worked with the Plan Sponsor and the level of the participant's benefits in the Mettler Toledo Retirement Plan. Employees became eligible if they were at least 45 years old and achieved 15 years of service with the Plan Sponsor as of December 31, 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Plan Sponsor's contribution and plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. An annual loan maintenance fee is deducted from the respective accounts of those participants with outstanding loans. The investment funds' net investment earnings and changes in fair value are allocated to each participant's account on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Effective July 1, 2002, some units became immediately vested in the Plan. All other units continue to vest under the original vesting provisions. Participants are immediately vested in the Plan Sponsor's Safe Harbor Matching Contributions. Vesting in the Plan Sponsor's Discretionary Contributions and Special Contributions plus actual earnings thereon is based on whether the participant is employed at the end of the plan year.

Investment Options

Upon enrollment in the Plan, a participant can direct employee and employer contributions in 5% increments among the various investment options offered through VFTC, or into a Vanguard Brokerage Option Account (VBO). The VBO is a self-directed program that allows participants to invest their account balances in mutual funds that are outside the current plan options. A participant may elect to transfer amounts between investment options as of any business day. Certain investment options offered within the VFTC may not be directly transferred to a VBO for a period of 90 days.

Company Stock Fund

The Plan invests in an employer stock fund consisting of Mettler-Toledo International Inc. Common Stock (Company Stock). The fund may also hold cash or cash equivalents as necessary to satisfy obligations of the fund.

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

Payment of Benefits

A participant's vested account will be distributed upon retirement, termination, disability or death. Distributions are made in lump-sum or equal annual installments not to exceed the employee's life expectancy. Upon death, the remaining balance shall be distributed in a lump sum within five years. Forfeitures, if any, are used to reduce the Plan Sponsor's contributions or pay Plan expenses. Participants may make a withdrawal during employment due to hardship as well as other allowable situations defined in the Plan document. Hardship withdrawals are subject to approval by the Pension Committee and must meet the criteria for hardship under Section 401(k) of the Internal Revenue Code (IRC).

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan.

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (U.S. GAAP). The difference between the modified cash basis and accounting principles generally accepted in the United States of America is that contributions and interest and dividend income are recognized when received and administrative expenses are recognized when paid.

Investment Valuation and Income Recognition

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common collective trusts. The statements of net assets available for benefits present the fair value of the investment in the common collective trusts as well as the adjustment of the investment in the common collective trusts from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Under the terms of a trust agreement between the Plan Sponsor and VFTC, the trustee invests trust assets at the direction of the plan participants. The trustee has reported to the Plan Sponsor the trust fund investments and the trust transactions at both cost and fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan's interest in the units of the common collective trusts are based on information reported by VFTC using audited financial statements of the collective trusts at the end of 2015 and 2014. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Realized and unrealized gains and losses are reflected as net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.
Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recognized when received. Capital gain distributions are included in dividend income.

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

Participant Loan Receivables

Participant loan receivables are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized when received. Interest charged to participants for participant loans is reviewed annually by the Plan Administrator and is to be comparable to commercial lending rates on bank loans secured by certificates of deposit in the area at the time the loan is made. Loans may not exceed the lesser of 50% of a participant's vested account balance or $50,000. The repayment period may not exceed five years. Each loan is secured by the remaining balance in the participant's account. A loan is considered delinquent after 60 days of not receiving a payment. The Plan reviews delinquent loans on a quarterly basis. As of December 31, 2015 and 2014, no loans were considered delinquent.

Contributions

Participant and Plan Sponsor contributions are recognized when received by the trustee.

Payment of Benefits

Benefits are recognized when paid.

Forfeitures

The portion of a participant's account which is forfeited due to termination of employment for reasons other than retirement, disability or death is used to reduce the Plan Sponsor's future contributions or pay Plan expenses. No forfeitures were used to pay Plan expenses in 2015 and 2014. At December 31, 2015 and 2014, forfeited nonvested accounts totaled $12,949 and $4,470, respectively. Forfeitures used to pay employer contributions were $81,202 for 2015 and $767 for 2014.

Administrative Expenses

Fees for portfolio management of VFTC funds are paid directly from fund earnings. Recordkeeping fees are paid by the Plan Sponsor. Fees related to the administration of participant loan receivables are charged directly to the participant's account. Audit fees are either paid by the Plan Sponsor or from the forfeiture account. Should the Plan Sponsor elect not to pay all or part of such expenses, the trustee then pays these expenses from the Plan assets. Expenses are recognized when paid.

Use of Estimates

The preparation of the Plan's financial statements in conformity with a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires the Plan Administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of changes in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

Risk and Uncertainties

The Plan provides various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied, will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted. The Plan is not early adopting ASU 2015-07.

In July 2015, the FASB issued ASU 2015-12, "Plan Accounting: Defined Contribution Pension Plans (Topic 962): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date - Practical Expedient." ASU 2015-12 simplifies disclosure and reporting by employee benefit plans. ASU 2015-12 is effective for fiscal years beginning after December 31, 2015, with earlier adoption permitted. The Plan has elected to early adopt Part II of ASU 2015-12, applied retrospectively to all periods presented. This change has no impact on net assets available for benefits.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

3. Fair Value Measurements

Under U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement consists of observable and unobservable inputs that reflect the assumptions that a market participant would use in pricing an asset or liability.

A fair value hierarchy has been established that categorizes these inputs into three levels:

Level 1:    Quoted prices in active markets for identical assets and liabilities

Level 2:    Observable inputs other than quoted prices in active markets for identical assets and liabilities

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

Level 3:    Unobservable inputs

As of December 31, 2015 and 2014, the Plan had investments with a fair value of $352,912,153 and $354,309,647, respectively. These investments consist of various mutual funds, common collective trusts and a Company stock fund. The plan invests in shares of open-ended mutual funds that trade in active markets and produce a daily net asset value, equal to the fair value of the shares at year-end. Units of the common collective trust are valued at net asset value at the end of the year. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure the securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to the common collective trust and units of the common collective trust are redeemable at net asset value. The retirement savings trust primarily invests in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts. The lifestyle retirement trusts primarily invest in mutuals funds according to an asset allocation strategy designed for investors currently in retirement. Company stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

The following tables present for each of these hierarchy levels, the Plan assets that are measured at fair value on a recurring basis at December 31, 2015 and 2014:

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Company stock fund	$10,371,768	$10,371,768	$—	$—
Mutual funds	286,117,920	286,117,920	—	—
Self-Directed Brokerage accounts	7,202,349	7,202,349	—	—
Common collective trust	49,220,116	—	49,220,116	—
Total	$352,912,153	$303,692,037	$49,220,116	$—

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Company stock fund	$9,013,343	$9,013,343	$—	$—
Mutual funds	142,144,835	142,144,835	—	—
Self-Directed Brokerage accounts	8,783,887	8,783,887	—	—
Common collective trusts	194,367,582	—	194,367,582	—
Total	$354,309,647	$159,942,065	$194,367,582	$—

4. Transactions with Parties-in-Interest

The Plan invests in shares of mutual funds and common collective trusts managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

Participants may select Company stock as an investment option. The amount of Company stock held at December 31, 2015 and 2014 was $10,371,768 and $9,013,343, respectively. The Company stock appreciated $1,064,408 and $1,769,730 in 2015 and 2014, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.

6. Tax Status

The Plan obtained its latest determination letter on August 27, 2015 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore believe that the plan is qualified and the related trust is tax-exempt.

7. Withdrawing Participants

As of December 31, 2015, there were $115,799 of vested benefits that were allocated to accounts of terminated participants who had elected to withdraw from the Plan but had not been paid. As of December 31, 2014, there were no vested benefits that were allocated to accounts of terminated participants who had elected to withdraw from the Plan but had not been paid.

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Notes to the Financial Statements
For the Years Ended December 31, 2015 and 2014

8. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per Schedule H of Form 5500 to the financial statements as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per Schedule H of Form 5500	$358,109,625	$359,303,526

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(817,941)	(1,477,916)

Net assets available for benefits per financial statements	$357,291,684	$357,825,610

The following is a reconciliation of net investment activity per Schedule H of Form 5500 to the financial statements for the years ended December 31, 2015 and 2014:

	2015	2014
Net gain on sale of assets	$53,752	$54,826
Unrealized appreciation of assets	1,010,657	1,714,904
Net investment gain from common collective trusts	5,003,772	2,624,752
Net investment (loss) gain on registered investment companies	(6,850,606)	21,418,175

Net investment activity per Schedule H of Form 5500	(782,425)	25,812,657

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts for the current year	(817,941)	(1,477,916)
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts for the prior year	1,477,916	1,376,792

Net investment activity per financial statements	$(122,450)	$25,711,533

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
EIN:34-1538688; PN:031
Schedule of Assets (Held at End of Year) (Modified Cash Basis)
Form 5500, Schedule H, Line 4(i)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Fair Value
*	Vanguard	500 Index Fund	**	$40,809,494
*	Vanguard	High-Yield Corporate Fund	**	5,832,821
*	Vanguard	International Growth Fund	**	7,708,247
*	Vanguard	International Value Fund	**	3,146,844
*	Vanguard	Mid-Cap Index Fund	**	10,907,404
*	Vanguard	PRIMECAP Fund	**	30,484,960
*	Vanguard	Prime Money Market Fund	**	12,950
*	Vanguard	Small-Cap Index Fund	**	10,156,783
*	Vanguard	Institutional Target Retirement 2010 Fund	**	2,993,599
*	Vanguard	Institutional Target Retirement 2015 Fund	**	13,979,344
*	Vanguard	Institutional Target Retirement 2020 Fund	**	28,029,266
*	Vanguard	Institutional Target Retirement 2025 Fund	**	32,054,247
*	Vanguard	Institutional Target Retirement 2030 Fund	**	22,325,089
*	Vanguard	Institutional Target Retirement 2035 Fund	**	16,368,101
*	Vanguard	Institutional Target Retirement 2040 Fund	**	12,282,418
*	Vanguard	Institutional Target Retirement 2045 Fund	**	8,622,470
*	Vanguard	Institutional Target Retirement 2050 Fund	**	3,554,908
*	Vanguard	Institutional Target Retirement 2055 Fund	**	949,538
*	Vanguard	Institutional Target Retirement 2060 Fund	**	462,981
*	Vanguard	Institutional Target Retirement Income Fund	**	3,570,887
*	Vanguard	Total Bond Market Index Fund	**	12,513,631
*	Vanguard	Total International Stock Index Fund	**	5,218,925
*	Vanguard	Windsor II Fund	**	14,133,013
*	Vanguard	Participant Self-Directed Brokerage Account	**	7,202,349
*	Vanguard	Retirement Savings Trust	**	49,220,116
*	Mettler-Toledo International Inc.	Mettler Toledo Stock Fund - 30,583 shares	**	10,371,768
*	Participant Loan Receivables	Various ranging from 3.25% to 8.25%	-0-	5,197,472
		Total		$358,109,625
*	Denotes party-in-interest
**	Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Mettler-Toledo, LLC
Enhanced Retirement Savings Plan

Date:	June 27, 2016	By:	/s/ Shawn P. Vadala

Shawn P. Vadala
Plan Administrator

Mettler-Toledo, LLC Enhanced Retirement Savings Plan
Annual Report On Form 11-K For Fiscal Year Ended
December 31, 2015

INDEX TO EXHIBIT
Exhibit No	Description	Page No.

1a	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15